FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated March 8, 2007, regarding the resignation of Emilio Botin as director of Sovereign Bancorp, Inc and the designation of Alberto Sanchez as a new director of Sovereign Bancorp, Inc.

Item 1

MADRID, Spain, March 8, 2007 --- Banco Santander Central Hispano, S.A. (“Santander”) announces that Emilio Botin, Chairman of Santander, has resigned as a director of Sovereign Bancorp, Inc. (“Sovereign”), effective as of today, and that, according to the Investment Agreement between Santander and Sovereign, Alberto Sanchez has been appointed as Santander designee to replace Mr. Botin. Santander currently beneficially owns approximately 24.9% of the outstanding shares of Sovereign.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: March 8, 2007	By:	/s/ José Manuel de Araluce

		Name:	José Manuel de Araluce
		Title:	Head of Compliance